EXHIBIT 12
Computation of Ratio of Earnings to Fixed Charges
The Boeing Company and Subsidiaries
(Dollars in millions)

	Three months ended	Years ended December 31,
	March 31, 2016	2015	2014	2013	2012
Earnings before income taxes	$1,741	$7,155	$7,137	$6,232	$5,910
Fixed charges excluding capitalized interest	102	391	455	514	603
Amortization of previously capitalized interest	30	90	72	74	75
Net adjustment for earnings from affiliates	(5)	(34)	7	13	69
Earnings available for fixed charges	$1,868	$7,602	$7,671	$6,833	$6,657
Fixed charges:
Interest and debt expense(1)	$89	$339	$402	$461	$551
Interest capitalized during the period	38	158	102	87	74
Rentals deemed representative of an interest factor	13	52	53	53	52
Total fixed charges	$140	$549	$557	$601	$677
Ratio of earnings to fixed charges	13.3	13.8	13.8	11.4	9.8

(1)	Amount does not include tax-related interest expense which is reported as a component of Income tax expense in our Condensed Consolidated Statements of Operations.